      CUSIP NO. 382410843                                                                   Page 1 of 13

                                                 UNITED STATES

                                       SECURITIES AND EXCHANGE COMMISSION

                                             Washington, D.C. 20549

                                                SCHEDULE 13D/A

                                    Under the Securities Exchange Act of 1934

                                              (Amendment No. 12)*

                                         GOODRICH PETROLEUM CORPORATION

                                                (Name of Issuer)

                                     Common Stock, par value $0.01 per share

                                         (Title of Class of Securities)

                                                   382410843

                                                (CUSIP Number)

                                                 Lori A. Weber

                                              Assistant Secretary

                                            Franklin Resources, Inc.

                                            300 Southeast 2nd Street

                                          Fort Lauderdale, FL, US 33301

                                                 800‑632‑2350

                            (Name, Address and Telephone Number of Person Authorized to

                                       Receive Notices and Communications)

                                                  March 9,2021

                              (Date of Event Which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d‑1I, 240.13d‑1(f) or

      240.13d‑1(g), check the following box.[  ]

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule,

      including all exhibits. See §240.13d‑7 for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes hereto).

      CUSIP NO. 382410843                                                                   Page 2 of 13

1.       NAMES OF REPORTING PERSONS.

             Franklin Resources, Inc.

      2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

             (a)

             (b) X

      3.     SEC USE ONLY

      4.     SOURCE OF FUNDS

             OO

      5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

             PURSUANT TO ITEMS 2(d) OR 2I[ ]

      6.     CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

      7.     SOLE VOTING POWER

             (See Item 5)

      8.     SHARED VOTING POWER

             (See Item 5)

      9.     SOLE DISPOSITIVE POWER

             (See Item 5)

      10.    SHARED DISPOSITIVE POWER

             (See Item 5)

      11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             3,453,6471

      12.    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

             CERTAIN SHARES [ ]

      13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             23.6%2

      14.    TYPE OF REPORTING PERSON

             HC, CO (See Item 5)

1  Includes 1,219,652 shares of common stock issuable on conversion of debt securities (as computed under Rule

  13d‑3(d)(1)(i)).

2  Calculation is based on 13,402,291 Shares outstanding as of March 9, 2021, as reported by the Issuer report on Form 10-K,

  filed on March 12, 2021, plus the 1,219,652 shares issuable upon conversion of Convertible Notes, which have been added to the total Shares outstanding in accordance with Rule 13d-3(d)(3) under the Act.

      CUSIP NO. 382410843                                                                   Page 3 of 13

1.       NAMES OF REPORTING PERSONS.

             Charles B. Johnson

      2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

             (a)

             (b) X

      3.     SEC USE ONLY

      4.     SOURCE OF FUNDS

             OO

      5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

             PURSUANT TO ITEMS 2(d) OR 2I[ ]

      6.     CITIZENSHIP OR PLACE OF ORGANIZATION

             USA

      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

      7.     SOLE VOTING POWER

             (See Item 5)

      8.     SHARED VOTING POWER

             (See Item 5)

      9.     SOLE DISPOSITIVE POWER

             (See Item 5)

      10.    SHARED DISPOSITIVE POWER

             (See Item 5)

      11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             3,453,647

      12.    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

             CERTAIN SHARES [ ]

      13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             23.6%

      14.    TYPE OF REPORTING PERSON

             HC,IN (See Item 5)

      CUSIP NO. 382410843                                                                   Page 4 of 13

1.       NAMES OF REPORTING PERSONS.

             Rupert H. Johnson, Jr.

      2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

             (a)

             (b) X

      3.     SEC USE ONLY

      4.     SOURCE OF FUNDS

             OO

      5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

             PURSUANT TO ITEMS 2(d) OR 2I[ ]

      6.     CITIZENSHIP OR PLACE OF ORGANIZATION

             USA

      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

      7.     SOLE VOTING POWER

             (See Item 5)

      8.     SHARED VOTING POWER

             (See Item 5)

      9.     SOLE DISPOSITIVE POWER

             (See Item 5)

      10.    SHARED DISPOSITIVE POWER

             (See Item 5)

      11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             3,453,647

      12.    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

             CERTAIN SHARES [ ]

      13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             23.6%

      14.    TYPE OF REPORTING PERSON

             HC,IN (See Item 5)

      CUSIP NO. 382410843                                                                   Page 5 of 13

1.       NAMES OF REPORTING PERSONS.

             Franklin Advisers, Inc.

      2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

             (a)

             (b) X

      3.     SEC USE ONLY

      4.     SOURCE OF FUNDS

             OO, WC

      5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

             PURSUANT TO ITEMS 2(d) OR 2I[ ]

      6.     CITIZENSHIP OR PLACE OF ORGANIZATION

             California

      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

      7.     SOLE VOTING POWER

              3,453,647

      8.     SHARED VOTING POWER

             0

      9.     SOLE DISPOSITIVE POWER

             3,453,647

      10.    SHARED DISPOSITIVE POWER

             0

      11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             3,453,647

      12.    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

             CERTAIN SHARES [ ]

      13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             23.6%

      14.    TYPE OF REPORTING PERSON

             IA,CO (See Item 5)

      CUSIP NO. 382410843                                                                   Page 6 of 13

This Amendment No. 12 to the Statement on Schedule 13D amends the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on October 24, 2016, as previously amended on January 10, 2017, March 3, 2017, June 2, 2017, September 28, 2017, November 16, 2017, January 5, 2018, February 15, 2018, February 23, 2018, March 23, 2018, January 25, 2019, and on June 13, 2019 which relates to shares of Common Stock, par value $0.01 per share (the “Shares”), of GOODRICH PETROLEUM CORPORATION a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 801 Louisiana St., Suite 700, Houston, Texas, 77002.

This Amendment No. 12 to Schedule 13D amends and supplements the previously amended Schedule 13D as follows. Except as provided herein, this Amendment No. 12 to Schedule 13D does not modify any of the information previously reported on such Schedule 13D, including any amendment thereto.  The information herein is provided and is correct as of March 9, 2021.  Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in such Schedule 13D as originally filed.

      Item 4.   Purpose of Transaction

The following paragraph is added to Item 4:

Pursuant to a plan of reorganization, in October 2016 the Issuer issued shares of Common Stock, Warrants and 13.50% Second Lien Senior Secured Convertible Notes due 2019 ("Convertible Notes") to certain of its creditors and participants in the reorganization, including investment advisory clients ("Clients") of Franklin Advisers, Inc. ("FAV"). The Issuer redeemed the Convertible Notes on May 29, 2019.  On May 31, 2019, the Issuer issued to the Clients 13.50% Convertible Second Lien Senior Secured Notes due 2021 (the "2021 Convertible Notes"), with the same conversion price as the Convertible Notes. On May 6, 2020, the Company, the subsidiary guarantor named therein and Wilmington Trust, National Association as trustee and collateral agent entered into the First Amendment to Indenture and Notes (the "First Indenture Amendment"). Pursuant to the terms of the First Indenture Amendment, the maturity date of the 2021 Convertible Notes was extended from May 31, 2021 to May 31, 2022 (the "2022 Convertible Notes"). On March 9, 2021 the 2022 Convertible Notes were exchanged for 13.50% Convertible Second Lien Senior Secured Notes due 2023 (the “2023 Convertible Notes” and together with the Common Stock, the "Securities").  The 2023 Convertible Notes are convertible into Shares, at any time at the option of the holder, at a conversion price of $21.33, subject to adjustment from time to time as set forth in the Indenture related to the 2023 Convertible Notes.

      Item 5.    Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety to read as follows:

((a-b)FAV is a wholly-owned subsidiary of Franklin Resources, Inc. ("FRI"). FAV may be deemed to beneficially own the Securities for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Act"), in its capacity as the investment adviser to the Funds pursuant to investment management contracts that grant investment and/or voting power to FAV. When an investment management contract (including a sub-advisory agreement) delegates to FAV investment discretion or voting power over the securities held in the investment advisory accounts that are subject to that agreement, FRI treats FAV as having sole investment discretion or voting authority, as the case may be, unless the agreement specifies otherwise. Accordingly, FAV, as an investment management subsidiary, reports on Schedule 13D that it has sole investment discretion and voting authority over the securities covered by any such investment management agreement.

      Beneficial ownership by FRI, FAV and their affiliates is being reported in conformity with the guidelines articulated by the SEC staff in Release No. 34-39538 (January 12, 1998) relating to organizations, such as FRI, where related entities exercise voting and investment powers over the securities being reported independently from each other. The voting and investment powers held by each of FRI’s affiliates whose ownership of securities is disaggregated from that of FRI in accordance with the 1998 Release (“FRI

Disaggregated Affiliates”) are exercised independently from FRI and from all other investment management subsidiaries of FRI (FRI, its affiliates and the investment management subsidiaries of FRI other than FRI Disaggregated Affiliates are collectively, “FRI

Aggregated Affiliates”). Furthermore, internal policies and procedures of, on the one hand, FRI Disaggregated Affiliates, and, on the other hand, FRI establish informational barriers that prevent the flow among, on the one hand, FRI Disaggregated Affiliates

(including preventing the flow between such entities), and, on the other hand, the FRI Aggregated Affiliates of information that relates to the voting and investment powers over the securities owned by their respective investment management clients.

Consequently, FRI Disaggregated Affiliates report the securities over which they hold investment and voting power separately from the FRI Aggregated Affiliates for purposes of Section 13 of the Act.

Charles B. Johnson and Rupert H. Johnson, Jr. (the “Principal Shareholders”) each own in excess of 10% of FRI’s outstanding common stock and are the principal stockholders of FRI.  FRI and the Principal Shareholders may be deemed to be, for purposes of Rule 13d‑3 under the Act, the beneficial owners of securities held by persons and entities for whom or for which FRI’s subsidiaries provide investment management services.  The number of shares that may be deemed to be beneficially owned and the percentage of the class of which such shares are a part are reported in Items 11 and 13 of the cover pages for FRI and each of the Principal Shareholders.  Items 11 and 13 of the cover pages for FAV, FRI and each of the Principal Shareholders are incorporated herein by reference.  FRI, the Principal Shareholders and FAV disclaim any pecuniary interest in any of the Securities.  In addition, the filing of the Schedule 13D on behalf of the Principal Shareholders, FRI and FAV should not be construed as an admission that any of them is, and each disclaims that it is, the beneficial owner, as defined in Rule 13d 3, of any of the Securities.

FRI, the Principal Shareholders and FAV believe that they are not a “group” within the meaning of Rule 13d 5 under the Act and that they are not otherwise required to attribute to each other the beneficial ownership of the Securities held by any of them or by any persons or entities for whom or for which FAV provides investment management services.

CUSIP NO. 382410843                                                              Page 7 of 13

The number of Shares as to which each reporting person on this Schedule 13D has:

(i)Sole power to vote or to direct the vote of the Shares:

      Franklin Resources, Inc.:                                                              0

      Charles B. Johnson:                                                                    0

      Rupert H. Johnson, Jr.:                                                                0

      Franklin Advisers, Inc.:                                                       3,453,647

(ii)  Shared power to vote or to direct the vote of the Shares:                              0

(iii) Sole power to dispose or to direct the disposition of the Shares:

      Franklin Resources, Inc.:                                                              0

      Charles B. Johnson:                                                                    0

      Rupert H. Johnson, Jr.:                                                                0

      Franklin Advisers, Inc.                                                        3,453,647

(iv)  Shared power to dispose or to direct the disposition of the Shares:                    0

      (c)    Except for the exchange on March 9, 2021 described above, none of the reporting persons have effected any transactions in the Securities during the past sixty days.

      (d)

             Franklin High Income Fund, a series of Franklin High Income Trust, an investment company registered under the Investment Company Act of 1940, has an interest in 2,295,486 shares (which includes 730,601 Shares issuable on conversion of debt securities), or 11.2%, and the Franklin High Yield Fund, a sub-fund of Franklin Templeton Investment Funds, a Luxembourg Registered SICAV has an interest in 857,770 shares

             (which includes 281,251 Shares issuable on conversion of debt securities), or 5.9% of class of securities reported herein.

      (e)     Not applicable

CUSIP NO.  382410843                                                                        Page 8 of 13

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On March 9, 2021, the Issuer, an affiliate of Anchorage Capital Group, L.L.C.(“Anchorage”), and funds and accounts managed by FAV, entered into a Note Purchase and Exchange Agreement (the “Exchange Agreement”) pursuant to which: (i) the parties to the Exchange Agreement agreed to deliver or cause to be delivered to the Issuer all right, title and interest in the 2022 Convertible Notes held by it with respect to which it serves as manager or investment advisor having the unrestricted power to vote or dispose thereof (each, an “Exchanging Noteholder”); (ii) subject to the preceding condition, the Issuer agreed to issue to each such Exchanging Noteholder, 2023 Convertible Notes in an aggregate principal amount equal to that set forth in the Exchange Agreement; (iii) and each new purchaser agreed to purchase the principal amount of 2023 Convertible Notes at the purchase price set forth in the Exchange Agreement.

Also in connection with the issuance of the 2023 Convertible Notes on March 9, 2021, the Issuer, Anchorage’s affiliate, and funds and accounts managed by FAV, entered into a Registration Rights Agreement (the “Registration Rights Agreement”) pursuant to which, after the closing of the 2023 Convertible Notes issuance pursuant to the Exchange Agreement, the parties to the Registration Rights Agreement are entitled to certain rights with respect to demanding registration under the Securities Act of 1933 of the Issuer’s registrable securities.

The description and summary of each of the Exchange Agreement and the Registration Rights Agreement set forth above in this Item 6 does not purport to be complete and is qualified in its entirety by reference to the full text of each of the Exchange Agreement and the Registration Rights Agreement, which are incorporated by reference as Exhibit C and Exhibit D, respectively, to this Schedule 13D and are incorporated herein by reference.

      Item 7.  Material to Be Filed as Exhibits

      Exhibit A:  Principal Executive Officers and Directors of FRI

      Exhibit B:   Limited Powers of Attorney for Section 13 Reporting Obligations

      Exhibit C:  Exchange Agreement incorporated by reference from Exhibit E to that certain Amendment No. 1 to Schedule 13D filed by Anchorage on March 11, 2021

      Exhibit D:  Registration Rights Agreement incorporated by reference from Exhibit F to that certain Amendment No. 1 to Schedule 13D filed by Anchorage on March 11, 2021

                                             Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

       Dated: March 17, 2021

Franklin Resources, Inc.

Charles B. Johnson

Rupert H. Johnson, Jr.

Franklin High Income Trust on behalf of

                         Franklin High Income Fund

Franklin Templeton Investment Funds on behalf of

                        Franklin High Yield Fund

By:   /s/LORI A. WEBER

      ‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑

     Lori A. Weber

     Assistant Secretary of Franklin Resources, Inc.

     Attorney‑in‑Fact for Charles B. Johnson

     Attorney‑in‑Fact for Rupert H. Johnson, Jr.

     Vice President and Co-Secretary of Franklin High Income Trust

     Attorney-in-Fact for Franklin Templeton Investment Funds pursuant to

                              Power of Attorney attached to this Schedule 13D

Franklin Advisers, Inc.

By:   /s/VIRGINIA E. ROSAS

      ‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑

      Virginia E. Rosas

      Secretary of Franklin Advisers, Inc.

CUSIP NO.  382410843                                                                        Page 9 of 13

                                   EXHIBIT A

      PRINCIPAL EXECUTIVE OFFICERS, DIRECTORS AND PRINCIPAL STOCKHOLDERS OF REPORTING PERSONS

Except where otherwise noted, each of the individuals named below is a citizen of the

United States with a principal business address as indicated below.

Name	Principal Occupation	Residence or Business Address
Gregory E. Johnson	Executive Chairman and Chairman of the Board, and a Director, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Rupert H. Johnson, Jr	Vice Chairman, a Director and a Principal Stockholder, FRI Director, FAV	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Jennifer M. Johnson	President, Chief Executive Officer and Director, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Matthew Nicholls	Executive Vice President and Chief Financial Officer, FRI Chief Financial Officer, FAV	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Craig S. Tyle	Executive Vice President and General Counsel, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Jed A. Plafker	Executive Vice President, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Adam B. Spector	Executive Vice President, Global Advisory Services, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Gwen L. Shaneyfelt	Chief Accounting Officer, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Alok Sethi	Executive Officer, FRI Citizen of India	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Mariann Byerwalter	Director, FRI; Chairman Emeritus of the Board, SRI International; Chairman, JDN Corporate Advisory, LLC	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Alexander S. Friedman	Director, FRI; Co-Founder, Jackson Hole Economics	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
John Y. Kim	Director, FRI; Founder and Managing Partner, Brewer Lane Ventures LLC; Director/Trustee, Eversource Energy	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Anthony J. Noto	Director, FRI; Chief Executive Officer and Director, Social Finance, Inc.	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
John W. Thiel	Director FRI; Partner and Senior Advisor, MyNextSeason	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Seth H. Waugh	Director, FRI; Chief Executive Officer, The PGA of America; Non-Executive Chairman, Alex Brown, a division of Raymond James; Director, Yext, Inc.	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Geoffrey Y. Yang	Director, FRI; Managing Director and Founding Partner, Redpoint Ventures; Director, AT&T Inc. and Liberty Media Acquisition Corporation	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906

CUSIP NO.       382410843                                                                   Page 10 of 13

	Principal Occupation	Residence or Business Address
Charles B. Johnson	Principal Stockholder, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Edward D. Perks	President, FAV	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Lindsay Oshita	Chief Financial Officer, FAV	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Craig S. Tyle	Chief Legal Officer, FAV	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Breda M. Beckerle	Chief Compliance Officer, FAV	Franklin Resources, Inc. 280 Park Avenue New York, NY 10017
Michael P. McCarthy	Executive Vice President and Chief Investment Officer, FAV	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Roger A. Bayston	Executive Vice President, FAV	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Desai, Sonal	Executive Vice President, FAV	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Stephen H. Dover	Executive Vice President, FAV	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Thomas J. Fisher, Jr.	Executive Vice President, FAV	Franklin Resources, Inc. 280 Park Avenue New York, NY 10017
Michael J. Hasenstab	Executive Vice President, FAV	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Wylie A. Tollette	Executive Vice President, FAV	Franklin Resources, Inc. 3344 Quality Drive Rancho Cordova, CA 95670
William Y. Yun	Executive Vice President, FAV	Franklin Resources, Inc. 280 Park Avenue New York, NY 10017

     FRI:     Franklin Resources, Inc.

              One Franklin Parkway

              San Mateo, CA 94403‑1906

     FRI is primarily engaged, through various subsidiaries, in providing investment management to the open-end investment companies in the Franklin Group of Funds and the Templeton Family of Funds and to domestic and international managed and institutional accounts.  FRI’s principal line of business is providing investment management, administration, distribution and related services to the Franklin Templeton Funds, managed accounts and other investment products.

     FRI is the direct parent entity to FAV (see further description below).

     FAV: Franklin Advisers, Inc.

     One Franklin Parkway

     San Mateo, CA  94403 1906

     An investment adviser registered with the SEC and investment manager or sub adviser to a number of U.S. registered open end and closed end investment companies in the Franklin Templeton Group of Funds, non U.S. investment funds and private client accounts.

CUSIP NO.       382410843                                 13D                                 Page 11 of 13

                                                                                                              EXHIBIT B

                                                                                                 LIMITED POWER OF ATTORNEY

FOR SECTION 13 AND 16 REPORTING OBLIGATIONS

             Know all by these presents, that the undersigned hereby makes, constitutes and appoints each of Alison E. Baur, Aliya S. Gordon, Steven J. Gray, Kimberly H. Novotny, Virginia E. Rosas, Navid J. Tofigh and Lori A. Weber each acting individually, as the undersigned’s true and lawful attorney-in-fact, with full power and authority as hereinafter described on behalf of and in the name, place and stead of the undersigned to:

      1. prepare, execute, acknowledge, deliver and file Forms ID, Schedules 13D and 13G, and Forms 3, 4 and 5 (including any amendments thereto and any related documentation) with the United States Securities and Exchange Commission and any national securities exchanges relating to Franklin Resources, Inc. (“FRI”) and/or any registered closed-end company to which an affiliate of FRI is an investment adviser (each, a “Reporting Entity”), as considered necessary or advisable under Regulation S-T and Sections 13(d) and 16(a) of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, as amended from time to time (the “Exchange Act”); and

      2. seek or obtain, as the undersigned’s representative and on the undersigned’s behalf, information on transactions in the securities of any Reporting Entity from any person, including brokers, employee benefit plan administrators and trustees, and the undersigned hereby authorizes any such person to release any such information to the undersigned and approves and ratifies any such release of information; and

      3. perform any and all other acts which in the discretion of such attorney-in-fact are necessary or desirable for and on behalf of the undersigned in connection with the foregoing.

      The undersigned acknowledges that:

      1. this Limited Power of Attorney authorizes, but does not require, each such attorney-in-fact to act in their discretion on information provided to such attorney-in-fact without independent verification of such information;

      2. any documents prepared and/or executed by any such attorney-in-fact on behalf of the undersigned pursuant to this Limited Power of Attorney will be in such form and will contain such information and disclosure as such attorney-in-fact, in his or her discretion, deems necessary or desirable;

      3. none of FRI, any Reporting Entity nor any of such attorneys-in-fact assumes (i) any liability for the undersigned’s responsibility to comply with the requirements of the Exchange Act, (ii) any liability of the undersigned for any failure to comply with such requirements, or (iii) any obligation or liability of the undersigned for profit disgorgement under Section 16(b) of the Exchange Act; and

      4. this Limited Power of Attorney does not relieve the undersigned from responsibility for compliance with the undersigned’s obligations under the Exchange Act, including without limitation, the reporting requirements under Section 16 of the Exchange Act.

      The undersigned hereby gives and grants each of the foregoing attorneys-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary or appropriate to be done in and about the foregoing matters as fully to all intents and purposes as the undersigned might or could do if present, hereby ratifying all that each such attorney-in-fact of, for and on behalf of the undersigned, shall lawfully do or cause to be done by virtue of this Limited Power of Attorney, and indemnifies each of the foregoing attorneys-in-fact against any loss of any nature whatsoever arising in connection therewith.

      This Limited Power of Attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to each such attorney-in-fact.

      IN WITNESS WHEREOF, the undersigned has caused this Limited Power of Attorney to be executed as of this 8th day of April, 2020.

                                                                                                                                                                        /s/ Charles B. Johnson

                                                                                                                                                                        Signature

                                                                                                                                                                        Charles B. Johnson

                                                                                                                                                                        Print Name

             CUSIP NO.   382410843                         13D                                    Page 12 of 13

LIMITED POWER OF ATTORNEY

FOR SECTION 13 AND 16 REPORTING OBLIGATIONS

      Know all by these presents, that the undersigned hereby makes, constitutes and appoints each of Alison E. Baur, Aliya S. Gordon, Steven J. Gray, Kimberly H. Novotny, Virginia E. Rosas, Navid J. Tofigh and Lori A. Weber each acting individually, as the undersigned’s true and lawful attorney-in-fact, with full power and authority as hereinafter described on behalf of and in the name, place and stead of the undersigned to:

      1. prepare, execute, acknowledge, deliver and file Forms ID, Schedules 13D and 13G, and Forms 3, 4 and 5 (including any amendments thereto and any related documentation) with the United States Securities and Exchange Commission and any national securities exchanges relating to Franklin Resources, Inc. (“FRI”) and/or any registered closed-end company to which an affiliate of FRI is an investment adviser (each, a “Reporting Entity”), as considered necessary or advisable under Regulation S-T and Sections 13(d) and 16(a) of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, as amended from time to time (the “Exchange Act”); and

      2. seek or obtain, as the undersigned’s representative and on the undersigned’s behalf, information on transactions in the securities of any Reporting Entity from any person, including brokers, employee benefit plan administrators and trustees, and the undersigned hereby authorizes any such person to release any such information to the undersigned and approves and ratifies any such release of information; and

      3. perform any and all other acts which in the discretion of such attorney-in-fact are necessary or desirable for and on behalf of the undersigned in connection with the foregoing.

      The undersigned acknowledges that:

      1. this Limited Power of Attorney authorizes, but does not require, each such attorney-in-fact to act in their discretion on information provided to such attorney-in-fact without independent verification of such information;

      2. any documents prepared and/or executed by any such attorney-in-fact on behalf of the undersigned pursuant to this Limited Power of Attorney will be in such form and will contain such information and disclosure as such attorney-in-fact, in his or her discretion, deems necessary or desirable;

      3. none of FRI, any Reporting Entity nor any of such attorneys-in-fact assumes (i) any liability for the undersigned’s responsibility to comply with the requirements of the Exchange Act, (ii) any liability of the undersigned for any failure to comply with such requirements, or (iii) any obligation or liability of the undersigned for profit disgorgement under Section 16(b) of the Exchange Act; and

      4. this Limited Power of Attorney does not relieve the undersigned from responsibility for compliance with the undersigned’s obligations under the Exchange Act, including without limitation, the reporting requirements under Section 16 of the Exchange Act.

      The undersigned hereby gives and grants each of the foregoing attorneys-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary or appropriate to be done in and about the foregoing matters as fully to all intents and purposes as the undersigned might or could do if present, hereby ratifying all that each such attorney-in-fact of, for and on behalf of the undersigned, shall lawfully do or cause to be done by virtue of this Limited Power of Attorney, and indemnifies each of the foregoing attorneys-in-fact against any loss of any nature whatsoever arising in connection therewith.

      This Limited Power of Attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to each such attorney-in-fact.

      IN WITNESS WHEREOF, the undersigned has caused this Limited Power of Attorney to be executed as of this 8th day of April, 2020.

                                                                                                                                                                /s/ Rupert H. Johnson, Jr.

                                                                                                                                                                Signature

                                                                                                                                                                Rupert H. Johnson, Jr.

                                                                                                                                                                Print Name

CUSIP NO. 382410843                              13D                                   Page 13 of 13

                                    LIMITED POWER OF ATTORNEY

                                                FOR

                                 SECTION 13 REPORTING OBLIGATIONS

              Know all by these presents, that we Franklin Templeton Investment Funds (the

      “Issuer”). an entity organized and existing in the Grand Duchy of Luxembourg and having our registered office at 8A rue Albert Borschette, L-1246 Luxembourg, in the person of Gregory Johnson and Vijay Advani, Directors of the Issuer, hereby makes, constitutes and appoints each of Lori Weber and Kimberly Novotny, each acting individually as the undersigned’s true and lawful attorney-in-fact, with full power and authority as hereinafter described on behalf of and in the name, place and stead of the undersigned to:

      (1)   prepare, execute, acknowledge, deliver and file Schedules 13D and 13G (including any amendments thereto or any related documentation) with the United States Securities and Exchange Commission, any national securities exchanges and Franklin Resources, Inc.,

      a Delaware corporation (the “Reporting Entity”), as considered necessary or advisable under Section 13 of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, as amended from time to time (the “Exchange Act”); and

      (2)   perform any and all other acts which in the discretion of such attorney‑in‑fact are necessary or desirable for and on behalf of the undersigned in connection with the foregoing.

              The undersigned acknowledges that:

      (1) this Limited Power of Attorney authorizes, but does not require, each such attorney‑in‑fact to act in their discretion on information provided to such attorney‑in‑fact without independent verification of such information;

      (2) any documents prepared and/or executed by either such attorney‑in‑fact on behalf of the undersigned pursuant to this Limited Power of Attorney will be in such form and will contain such information and disclosure as such attorney‑in‑fact, in his or her discretion, deems necessary or desirable;

      (3) neither the Reporting Entity nor either of such attorneys‑in‑fact assumes (i) any liability for the undersigned’s responsibility to comply with the requirements of the

      Exchange Act or (ii) any liability of the undersigned for any failure to comply with such requirements; and

      (4) this Limited Power of Attorney does not relieve the undersigned from responsibility for compliance with the undersigned’s obligations under the Exchange Act, including without limitation the reporting requirements under Section 13 of the Exchange Act.

      The undersigned hereby gives and grants each of the foregoing attorneys-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite,

      necessary or appropriate to be done in and about the foregoing matters as fully to all intents and purposes as the undersigned might or could do if present, hereby ratifying all that each such attorney‑in‑fact of, for and on behalf of the undersigned, shall lawfully do or cause to be done by virtue of this Limited Power of Attorney.

      This Limited Power of Attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to each such attorney‑in‑fact.

      IN WITNESS WHEREOF, the undersigned has caused this Limited Power of Attorney to be

      executed as of this    13th      day of     October   , 2015.

                                                  For and on behalf of

                                                         Franklin Templeton Investment Funds

                                                                          /s/Gregory Johnson

                                                                                    Director

                                                                             /s/Vijay Advani

                                                                                    Director